PORTAGE BIOTECH INC.

NEWS RELEASE

PORTAGE ANNOUNCES FILING OF THIRD QUARTER FINANCIAL STATEMENTS

Toronto, ON - (March 2, 2021) - Portage Biotech Inc.  (NASDAQ: PRTG) (CSE: PBT.U) ("Portage" or the "Company") a clinical stage immune-oncology company accelerating research and development to overcome immune resistance, today announced the filing of its interim financial statements and related management's analysis and discussion for the period ended December 31, 2020 (the third quarterly filings.) These documents are available from SEDAR,  the SEC, and the company's website at www.portagebiotech.com.

Highlights for the period and recent weeks are:

  February 25, 2021 - Company's ordinary shares commence trading on NASDAQ under the symbol PRTG
  February 24, 2021- Company files Form F-3 for a $200 million shelf registration statement
  February 11, 2021 - Company issues Research & Development update and 2021 plans to advance three clinical trial assets in its pipeline

"Filing the shelf registration statement is an important step as we look to drive value for our stakeholders," said Allan Shaw, chief financial officer of Portage Biotech. This is part of our plan to obtain the capital needed to effectively accelerate and execute our developmental activities and continue to advance our portfolio of platforms with unique mechanisms of action for the immune-oncology market from discovery to the clinic."

To learn more about Portage, please visit www.portagebiotech.com

About Portage Biotech Inc.

Portage is a clinical stage immuno-oncology company advancing first-in-class therapies that target known checkpoint resistance pathways to improve long-term treatment response and quality of life in patients with evasive cancers. The Company's access to next-generation technologies coupled with a deep understanding of biological mechanisms enables identification of the most promising clinical therapies and product development strategies that accelerate the translation from the bench to human proof of concept. Portage's portfolio consists of five diverse platforms, leveraging delivery by intratumorals, nanoparticles, liposomes, aptamers, and virus-like particles. Within these five platforms, Portage has 10 products currently in development with multiple clinical readouts expected over the next 12-24 months.

Forward-Looking Statements

This news release contains statements about the Company's information that are forward-looking in nature and, as a result, are subject to certain risks and uncertainties.  Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, undue reliance should not be placed on them as actual results may differ materially from the forward-looking statements. The forward-looking statements contained in this news release are made as of the date hereof, and the Company undertakes no obligation to update publicly or revise any forward-looking statements or information, except as required by law.

Neither the Canadian Securities Exchange nor its Market Regulator (as that term is defined in the policies of the Canadian Securities Exchange) accepts responsibility for the adequacy or accuracy of this release. We seek Safe Harbor.

FOR MORE INFORMATION, PLEASE CONTACT:

Contact:Media@portagebiotech.com

www.portagebiotech.com

Investor Relations

Chuck Padala chuck@lifesciadvisors.com

Media Relations

Kate Caruso-Sharpe kcaruso-sharpe@lifescicomms.com